UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On April 16, 2013, CIBT Education Group Inc. (the “Company”) announced that it intends to voluntarily delist its common shares from trading on the NYSE MKT LLC and to voluntarily terminate registration of its common shares under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). The Company delivered notice of intention to delist to NYSE MKT on April 16, 2013. It is expected that delisting will occur on or about May 6, 2013.

Filing of the Form 25 for delisting and Form 15F for deregistration is expected to occur on or after April 26, 2013. Filing of the Form 15F will voluntarily terminate the registration of the Company’s common stock with the SEC and suspend its reporting obligations under the Exchange Act. The Company expects that deregistration of its common shares will become effective 90 days after filing the Form 15F.

Common shares of the Company will continue to be listed for trading on Toronto Stock Exchange (the “TSX”) after the Delisting from the U.S. market, and shareholders in the United States can continue to trade their shares using the facilities of the TSX. The Company may consider a future listing on other world markets if justified based on the investment climate.

A copy of the news release is attached to this Form 6-K as exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	April 16, 2013 News Release – “CIBT to Focus on Canadian Listing”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: April 16, 2013	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer